UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 4
                                       TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)

                                 PARTSBASE, INC.
                                ----------------
                                (Name of Issuer)

                         Common Stock - $.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                   70214P 109
                                 --------------
                                 (CUSIP Number)


                             Robert A. Hammond, Jr.
                              905 Clint Moore Road
                            Boca Raton, Florida 33487
                                 (561) 953-0700
               ------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 December 20, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
                     |                                        |
CUSIP No. 70214P 109 |                                        |Page 2 of 8 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  |
1 | NAME OF REPORTING PERSON
  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  |
  | Robert A. Hammond, Jr.
  | Social Security # - ###-##-####
--------------------------------------------------------------------------------
  |
2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a): [ ]
  |                                                                  (b)  [x]
--------------------------------------------------------------------------------
  |
3 | SEC USE ONLY
  |
  |
  |
--------------------------------------------------------------------------------
  |
4 | SOURCE OF FUNDS*
  |
  | PF
  |
--------------------------------------------------------------------------------
  |
5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  |   TO ITEMS 2(d) or 2(e)                                               [ ]
  |
  |
  |
--------------------------------------------------------------------------------
  |
6 | CITIZENSHIP OR PLACE OF ORGANIZATION
  |
  | United States
  |
--------------------------------------------------------------------------------
               |   |
    Number of  | 7 |  SOLE VOTING POWER
     Shares    |   |  10,521,200 shares of common stock
  Beneficially |----------------------------------------------------------------
   Owned by    | 8 |  SHARED VOTING POWER
    Each       |   |   0
  Reporting    |----------------------------------------------------------------
   Person      | 9 |  SOLE DISPOSITIVE POWER
    With       |   |  9,150,000 shares of common stock
               |----------------------------------------------------------------
               |10 |  SHARED DISPOSITIVE POWER
               |   |    0
--------------------------------------------------------------------------------
  |
11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  |
  | 10,521,200 shares of common stock
  |
--------------------------------------------------------------------------------
  |
12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ }
  |
  |
  |
--------------------------------------------------------------------------------
  |
13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  |
  | Approximately 74.3% of the issued and outstanding common stock.
  |
--------------------------------------------------------------------------------
   |
14 | TYPE OF REPORTING PERSON*
   |
   | IN
   |
--------------------------------------------------------------------------------
                                 SCHEDULE 13D
--------------------------------------------------------------------------------
                     |                                        |
CUSIP No. 70214P 109 |                                        |Page 3 of 8 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  |
1 | NAME OF REPORTING PERSON
  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  |
  | R. Hammond LLP.
  | IRS Identification No.: ###-##-####

--------------------------------------------------------------------------------
  |
2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a): [ ]
  |                                                                  (b)  [x]
--------------------------------------------------------------------------------
  |
3 | SEC USE ONLY
  |
  |
  |
--------------------------------------------------------------------------------
  |
4 | SOURCE OF FUNDS*
  |
  | WC
  |
--------------------------------------------------------------------------------
  |
5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  |   TO ITEMS 2(d) or 2(e)                                               [ ]
  |
  |
  |
--------------------------------------------------------------------------------
  |
6 | CITIZENSHIP OR PLACE OF ORGANIZATION
  |
  | Texas, United States
  |
--------------------------------------------------------------------------------
               |   |
    Number of  | 7 |  SOLE VOTING POWER
     Shares    |   |  0 shares of common stock
  Beneficially |----------------------------------------------------------------
   Owned by    | 8 |  SHARED VOTING POWER
    Each       |   |  4,500,000
  Reporting    |----------------------------------------------------------------
   Person      | 9 |  SOLE DISPOSITIVE POWER
    With       |   |  0 shares of common stock
               |----------------------------------------------------------------
               |10 |  SHARED DISPOSITIVE POWER
               |   |  4,500,0000
--------------------------------------------------------------------------------
  |
11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  |
  | 4,500,000 shares of common stock
  |
--------------------------------------------------------------------------------
  |
12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ }
  |
  |
  |
--------------------------------------------------------------------------------
  |
13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  |
  | Approximately 32.1% of the issued and outstanding common stock.
  |
--------------------------------------------------------------------------------
   |
14 | TYPE OF REPORTING PERSON*
   |
   | PN
   |
--------------------------------------------------------------------------------

 SCHEDULE 13D
--------------------------------------------------------------------------------
                     |                                        |
CUSIP No. 70214P 109 |                                        |Page 4 of 8 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  |
1 | NAME OF REPORTING PERSON
  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  |
  | Hammond I, Inc.
  | IRS Identification No.: 03-0444766

--------------------------------------------------------------------------------
  |
2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a): [ ]
  |                                                                  (b)  [x]
--------------------------------------------------------------------------------
  |
3 | SEC USE ONLY
  |
  |
  |
--------------------------------------------------------------------------------
  |
4 | SOURCE OF FUNDS*
  |
  | WC
  |
--------------------------------------------------------------------------------
  |
5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  |   TO ITEMS 2(d) or 2(e)                                               [ ]
  |
  |
  |
--------------------------------------------------------------------------------
  |
6 | CITIZENSHIP OR PLACE OF ORGANIZATION
  |
  | Florida, United States
  |
--------------------------------------------------------------------------------
               |   |
    Number of  | 7 |  SOLE VOTING POWER
     Shares    |   |  0 shares of common stock
  Beneficially |----------------------------------------------------------------
   Owned by    | 8 |  SHARED VOTING POWER
    Each       |   |  1,371,200 shares of common stock
  Reporting    |----------------------------------------------------------------
   Person      | 9 |  SOLE DISPOSITIVE POWER
    With       |   |  1,371,200 shares of common stock
               |----------------------------------------------------------------
               |10 |  SHARED DISPOSITIVE POWER
               |   |  0 shares of common stock
--------------------------------------------------------------------------------
  |
11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  |
  | 1,371,200 shares of common stock
  |
--------------------------------------------------------------------------------
  |
12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ }
  |
  |
  |
--------------------------------------------------------------------------------
  |
13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  |
  | Approximately 9.8% of the issued and outstanding common stock.
  |
--------------------------------------------------------------------------------
   |
14 | TYPE OF REPORTING PERSON*
   |
   | CO
   |
--------------------------------------------------------------------------------



                                   ATTACHMENT

                                                            CUSIP No. 70214P 109

Item 2.  Identity and Background.

     This statement of beneficial ownership constitutes Amendment No. 4 ("Amendment No. 4") to that the initial joint filing by Robert A. Hammond, Jr., and R. Hammond, L.P., a Texas limited partnership on Schedule 13D on April 10, 2002 (the "Initial Schedule"), as amended on Amendment No. 1 to Schedule 13D filed on May 3, 2002 ( "Amendment No. 1"), Amendment No. 2 to Schedule 13D filed on June 3, 2002 ("Amendment No. 2"), and Amendment No. 3 to Schedule 13D filed on August 27, 2002 ("Amendment No. 3"), pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"). Robert A. Hammond, Jr., and R. Hammond, L.P., a Texas limited partnership, together with Hammond I, Inc., a Florida corporation, (collectively, the "Reporting Persons," each, a "Reporting Person"), are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of the Initial Schedule, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No.
4. The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit A.

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k).

     Mr. Hammond serves as President, Chief Executive Officer and Chairman of the Board of PartsBase. The business address for Mr. Hammond and PartsBase is 905 Clint Moore Road, Boca Raton, Florida 33487.

     R. Hammond, L.P. is a Texas limited partnership. Mr. Hammond is the sole general partner of the partnership. The business address for the limited partnership is 600 North Shepard Drive, Suite 303, Houston, Texas 77007.

     Hammond I, Inc. is a Florida corporation. Mr. Hammond is the sole shareholder of Hammond I, Inc., and serves as its President, Chief Executive Officer and Chairman of the Board. The business address for Hammond I, Inc. is 905 Clint Moore Road, Boca Raton, Florida 33487.

     None of the Reporting Persons have been, during the past five years, (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which had the result of either of them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Hammond is a citizen of the United States of America, R. Hammond, L.P. is a Texas limited partnership, and Hammond I, Inc., is a Florida corporation.

Item 3.  Source and Amount of Funds or Other Consideration.

     Substantially all of the shares of Mr. Hammond and R. Hammond, L.P. were acquired in connection with the formation and incorporation of PartsBase in April 1999. Mr. Hammond was granted 150,000 options to purchase PartsBase Common Stock in June 2001. The options are exercisable at $2.00 per share. Hammond I, Inc. acquired beneficial ownership of its shares as a result of the execution of a Voting Agreement, a copy of which is attached hereto as Exhibit B, as further described in Section 6.

Item 4.  Purpose of Transaction.

     As disclosed in the Initial Schedule, as amended by Amendment No. 1, Amendment No. 2, and Amendment No. 3, the Reporting Persons submitted a proposal to the Board of Directors of PartsBase on April 5, 2002, a copy of which is attached to the Initial Schedule (the "April 5th Proposal Letter"), pursuant to which the Reporting Persons, through a company to be formed, would acquire all of the outstanding shares of common stock of PartsBase, in accordance with the terms and conditions set forth therein. The April 5th Proposal Letter set the price to be paid in the proposed merger at $1.02 per share.

     On May 30, 2002, the Reporting Persons submitted a proposal to the Board of Directors, a copy of which is attached to Amendment No. 2 (the "May 30th Proposal Letter") increasing the price to be paid in the proposed merger from $1.02 per share to $1.25 per share.

     On August 26, 2002, the Board of Directors of PartsBase approved the transaction with the Reporting Persons, based upon a purchase price of $1.41 per share. On August 26, 2002, PartsBase and the Reporting Persons entered into an Agreement and Plan of Merger setting forth the terms of their agreement, as further described in the PartsBase press release dated August 26, 2002, a copy of which is attached to Amendment No. 3.

     On December 20, 2002, Hammond I, Inc., a Florida corporation, Atlas II, LP, a New York limited partnership ("Atlas"), and Marathon Partners LP, a New York limited partnership ("Marathon"), entered into a Voting Agreement, a copy of which is attached hereto as Exhibit B. The Voting Agreement provides that the purchase price in the merger transaction shall increase to $1.50 per share.

Item 5.  Interest in Securities of the Issuer.

     As of December 20, 2002, Mr. Hammond beneficially owned 10,521,200 shares of Common Stock, constituting to the best of his knowledge, 75.1% of the issued and outstanding shares of Common Stock. Mr. Hammond has sole voting power over 10,520,400 shares of Common Stock beneficially owned by him, and has sole dispositive power over 9,150,000 shares of Common Stock beneficially owned by him.

     As of December 20, 2002, R. Hammond, L.P. beneficially owned 4,500,000 shares of Common Stock, constituting, to the best of its knowledge, 32.1% of the issued and outstanding shares of Common Stock. Mr. Hammond, a general partner, has sole voting and dispositive power over all of the shares of Common Stock beneficially owned by R. Hammond, L.P.

     As of December 20, 2002, Hammond I, Inc. beneficially owned 1,371,200 shares of Common Stock, constituting, to the best of its knowledge, 9.8% of the issued and outstanding shares of Common Stock, pursuant to the terms of a Voting Agreement, a copy of which is attached hereto as Exhibit B, as further described in Section 6. Mr. Hammond, the sole shareholder, President, Chief Executive Officer, and Chairman of the Board of Hammond I, Inc., has sole voting power over all of the shares of Common Stock beneficially owned by Hammond I, Inc.

     None of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to securities of the Issuer.

     On December 20, 2002, Hammond I, Inc., Atlas, and Marathon entered into a Voting Agreement, a copy of which is attached hereto as Exhibit B. The Voting Agreement provides that the purchase price in the merger transaction described in Section 4 shall increase to $1.50 per share. In addition, the Voting Agreement provides that: (i) Neither Atlas nor Marathon shall transfer any of the 1,371,200 shares of Common Stock of PartsBase, Inc. beneficially owned by Atlas and Marathon, except pursuant to the terms of the Voting Agreement, (ii) Atlas and Marathon shall vote their shares of Common Stock of PartsBase, Inc. in favor of the merger transaction, and against any action or agreement which would impede, frustrate, interfere with or prevent the merger, including any other acquisition proposal, (iii) until the termination of the Voting Agreement Atlas and Marathon appoint Hammond I, Inc. and any nominee thereof, their proxy and attorney-in-fact (with full power of substitution), for and in the name, place, and stead of Atlas and Marathon, to vote their shares of Common Stock of PartsBase, Inc. in connection with any meeting or action by written consent of the stockholders of PartsBase, Inc., in favor of the merger, and against any action or agreement which would impede, interfere with or prevent the merger, including any other acquisition proposal, and (iv) the foregoing proxy is irrevocable and coupled with an interest.

Item 7. Material to be Filed as an Exhibit.

        Exhibit A - Joint Filing Agreement dated December 20, 2002 by and between the Reporting Persons.

        Exhibit B - Voting Agreement between Hammond I, Inc., Atlas II, LP, and
                    Marathon Partners LP, dated December 20, 2002.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2002


                                             ROBERT A. HAMMOND, JR.


                                             /s/ Robert A. Hammond, Jr.
                                             --------------------------
                                             Robert A. Hammond, Jr.



                                             R. HAMMOND, L.P.


                                             By:/s/ Robert A. Hammond, Jr.
                                             --------------------------
                                                  Robert A. Hammond, Jr.
                                                      General Partner


                                             HAMMOND I, INC.


                                             By:/s/ Robert A. Hammond, Jr.
                                             --------------------------
                                                  Robert A. Hammond, Jr.
                                                      President

--------------------------------------------------------------------------------
                                    Exhibit A

                             Joint Filing Agreement


     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned parties hereby agree to file jointly the statement on Schedule 13D (including any amendments thereto) with respect to the Common Stock, $.001 par value per share, of PartsBase, Inc.

     It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

     It is understood and agreed that a copy of this agreement shall be attached as an exhibit to the statement on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Dated:   December 20, 2002
                                             ROBERT A. HAMMOND, JR.


                                             /s/ Robert A. Hammond, Jr.
                                             --------------------------
                                             Robert A. Hammond, Jr.



                                             R. HAMMOND, L.P.


                                             By:/s/ Robert A. Hammond, Jr.
                                             --------------------------
                                                  Robert A. Hammond, Jr.
                                                      General Partner


                                             HAMMOND I, INC.


                                             By:/s/ Robert A. Hammond, Jr.
                                             --------------------------
                                                  Robert A. Hammond, Jr.
                                                      President

--------------------------------------------------------------------------------

                                   Exhibit B


           Voting Agreement between Hammond I, Inc., Atlas II, LP, and
                 Marathon Partners LP, dated December 20, 2002.



                                VOTING AGREEMENT

     VOTING AGREEMENT (this "AGREEMENT"), dated as of December 20, 2002, by and among Hammond Acquisition Corp. ("HAC"), a Delaware corporation and a wholly-owned subsidiary of Hammond I, Inc., a Florida corporation ("Hammond"), and the entity listed on the Signature Page hereto (the "Stockholders").

     WHEREAS, the Stockholders are, as of the date hereof, have voting power over the number of shares of common stock, par value $0.01 per share ("Company Common Stock"), of PartsBase, Inc., a Delaware corporation (the "Company"), set forth on the Signature Page hereto;

     WHEREAS, Hammond and the Company have entered into an Agreement and Plan of Merger, dated as of August 26, 2002 (the "Merger Agreement"; capitalized terms used but not defined herein have the meanings ascribed to such terms in the Merger Agreement), which provides for the merger (the "Merger") of HAC with and into the Company upon the terms and subject to the conditions set forth in the Merger Agreement;

     WHEREAS, pursuant to the Merger Agreement each share of Company Common Stock, owned by the stockholders of the Company as of the Effective Time of the Merger will be converted into the right to receive cash, as set forth therein; and the Board of Directors of the Company has approved the Merger and the other transactions contemplated in the Merger Agreement and is recommending that the Company's stockholders approve the Merger; and

     WHEREAS, as a condition to the willingness of Hammond to increase the Merger consideration to $1.50 per share to induce, the Stockholders have agreed to enter into this Agreement.

     NOW, THEREFORE, in consideration of the execution and delivery by Hammond of the Merger Agreement and the foregoing and the mutual representations, warranties, covenants and agreements set forth herein and therein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     SECTION 1. Representations, Warranties and Covenants of the Stockholders. The Stockholders (i) have voting power over the beneficial owners the shares of Company Common Stock and the options and warrants to purchase shares of Company Common Stock indicated on the Signature Page hereto, free and clear of any liens, claims, options, rights of first refusal, co-sale rights, charges or other encumbrances that, in each case, would deprive Hammond of the benefits of this Agreement (other than any rights of repurchase held by the Company); (ii) do not have voting power over the number of shares of Company Common Stock held for clients in managed accounts indicated on the signature page hereto; (iii) do not have voting power over any securities of the Company other than the shares of Company Common Stock and options and warrants to purchase shares of Company

Common Stock indicated on the Signature Page hereto; (iv) have full power and authority to make, enter into and carry out the terms of this Agreement and the proxy contained herein; and (iv) will not, and will not permit any "affiliates" to: (1) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act of 1934, as amended (the "Exchange Act")) with respect to any action or agreement which would impede, frustrate, interfere with or prevent the Merger, including any other Acquisition Proposal, or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement; (2) initiate a stockholder's vote or action by written consent of the Company stockholders with respect to any action or agreement which would impede, interfere with or prevent the Merger, including any other Acquisition Proposal; or (3) become a member of a "group" (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company with respect to any action or agreement which would impede, interfere with or prevent the Merger, including any other Acquisition Proposal except for a group with Hammond.

     SECTION 2. Agreement Not to Transfer Shares.

     (a) Prior to the termination of this Agreement, except as otherwise provided herein, the Stockholders shall not: (i) transfer (which term shall include, without limitation, for the purposes of this Agreement, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the Shares (as defined in Section 2(b)); (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Shares or any interest therein; (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to the Shares; or (iv) deposit the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares.

     (b) "SHARES" shall mean: (i) all securities of the Company (including all shares of Company Common Stock, Preferred Stock and all options, warrants and other rights to acquire such securities) which the Stockholders having voting power as of the date of this Agreement; and (ii) all additional securities of the Company (including all shares of Company Common Stock and all additional options, warrants and other rights to acquire such securities) of which the Stockholders acquire voting power during the period from the date of this Agreement through the Effective Time. In the event of a stock dividend or distribution, or any change in Company Common Stock or Preferred Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "SHARES" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Shares may be changed or exchanged or which are received in such transaction.

     SECTION  3.  Agreement  to  Vote  Shares;   Grant  of  Irrevocable   Proxy;
Appointment of Proxy.

     (a) Prior to the termination of this Agreement, except as provided herein, the Stockholders shall vote Stockholders' Shares, in connection with any meeting or action by written consent of the stockholders of the Company (i) in favor of the Merger, and (ii) against any action or agreement which would impede, frustrate, interfere with or prevent the Merger, including any other Acquisition

Proposal. Stockholders agree not, directly or indirectly, to solicit or initiate any offer from any party concerning the possible disposition of all or any substantial portion of the Company's business, assets or capital stock.

     (b) Until the termination of this Agreement, the Stockholders hereby irrevocably grant to, and appoint, Hammond and any nominee thereof, its proxy and attorney-in-fact (with full power of substitution), for and in the name, place, and stead of the Stockholders, to vote Stockholders' Shares, or grant a consent or approval in respect of Stockholders' Shares, in connection with any meeting or action by written consent of the stockholders of the Company (i) in favor of the Merger, and (ii) against any action or agreement which would impede, interfere with or prevent the Merger, including any other Acquisition Proposal.

     (c) The Stockholders represent that any proxies heretofore given in respect of the Shares are not irrevocable, and that such proxies are hereby revoked.

     (d) Subject to Section 5 hereof, the Stockholders hereby affirm that the proxy set forth in this Section 3 is irrevocable and is given in connection with the increase in the cash consideration, and that such irrevocable proxy is given to secure the performances of the duties of the Stockholders under this Agreement. The Stockholders hereby further affirm that the irrevocable proxy granted hereby is coupled with an interest in the Shares and, is intended to be irrevocable in accordance with the provisions of Section 212(e) of the Delaware General Corporation Law.

     (e) The Stockholders will advise its clients to vote shares held by Stockholder (which the Stockholders do not have voting power) for clients in managed accounts, the number of such shares is indicated on the Signature Page, to vote their shares, consistent with the proxy granted under Section 3.

     SECTION 4. Further Assurances. From time to time, upon request of the other party and without further consideration, each party hereto shall execute and deliver any additional documents and take such further actions as may be necessary to carry out the provisions hereof. The Stockholders agree, to testify or provide other assistance in the event this Agreement or the Merger consideration is challenged, and Hammond shall reimburse Stockholders for their reasonable out of pocket expenses and costs associated with such assistance (exclusive of any appearance fees or stipends), however Hammond shall only pay one-half of such costs and expenses if such action seeks a temporary injunction. The Stockholders agree to amend the existing Schedule 13D, at their own cost, stating their firm intent to vote in favor of the Merger; the timing of which shall be at the discretion of Hammond but in compliance with the rules and regulations of the Securities and Exchange Commission. Hammond shall also amend its Schedule 13D, consistent with the terms of this Agreement.

     SECTION 5. Termination. Except as otherwise provided in this Agreement, this Agreement, and all rights and obligations of the parties hereunder, shall terminate immediately upon the earlier of (i) the termination of the Merger Agreement in accordance with its terms, unless prior to such termination a person or entity shall have made an Acquisition Proposal and (ii) the consummation of the Merger. Sections 3(a) and 3(b) will terminate on the earlier
(x) the date computed in accordance with the previous sentence or (y) by September 30, 2003. Nothing in this section shall relieve the Stockholders from liability or breach of this Agreement. Sections 6 and 8 shall survive any termination of this Agreement.

     SECTION 6. Expenses; Indemnification. All fees and expenses incurred by any one party hereto shall be borne by the party incurring such fees and expenses Notwithstanding the foregoing, Hammond shall indemnify Stockholders, and hold them harmless from and against any expenses and liabilities claimed by any party in connection with any proceeding associated with Stockholders being deemed to be a member of the Hammond group or by virtue of granting the irrevocable proxy pursuant to this Agreement to the fullest extent permitted by applicable law, the Certificate of Incorporation of the bylaws of Hammond in effect on the date hereof or as such law, Certificate of Incorporation or bylaws may from time to time be amended (but, in the case of any such amendment, only to the extent such amendment permits Hammond to provide broader indemnification rights than the law, the Certificate of Incorporation or the bylaws permitted Hammond to provide before such amendment). Without diminishing the scope of the indemnification provided by this Section 6, Hammond shall indemnify Stockholders whenever they are a party or are threatened to be made a party to any proceeding, including without limitation any such proceeding brought by or in the right of PartsBase, Inc. or stockholders therein, because Stockholders are or were a member of the Hammond group by virtue of granting the irrevocable proxy with respect to the Merger, or because of anything done or not done by Stockholders in such capacity, against expenses and liabilities actually and reasonably incurred by Stockholders or on their behalf in connection with such proceeding, including the costs of any investigation, defense, settlement or appeal. In addition to, and not as a limitation of, the foregoing, the rights of indemnification of Stockholders provided under this Agreement shall include the advance of all reasonable expenses (as mutually agreed to by all parties), including attorneys fees, incurred or to be incurred by or on behalf of Stockholders from time to time, and shall be paid by Hammond to Stockholders within thirty (30) days after the receipt by Hammond of a written request for an advance of expenses, whether prior to or after final disposition of a proceeding.

     SECTION 7. Public Announcements. Neither the Stockholders, nor any of their affiliates shall issue or cause the publication of any press release or other public announcement with respect to this Agreement or the other transactions contemplated hereby without the prior written consent of Hammond, except as may be required by law in which circumstance such announcing party shall make reasonable efforts to consult with the Hammond to the extent practicable.

     SECTION 8. Board Approval. The Board of Directors of the Company has, to the extent required by applicable law, duly and validly authorized and approved all necessary corporate action, this Agreement and the transactions contemplated hereby, so that by the execution and delivery hereof no restrictive provision of any "fair price," "moratorium," control share acquisition, "interested shareholders" or similar anti-takeover statute or regulation, restrictive provision of any applicable takeover provision in the Certificate of Incorporation or Bylaws of the Company is, or will be applicable to the Company, the Shares or the transaction contemplated by this Agreement.

     SECTION 9. Miscellaneous.

     (a) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated herein are not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner.

     (b) Binding Effect and Assignment. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; no party to this Agreement may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other parties hereto.

     (c) Amendments and Modification. Except as may otherwise be provided herein, any provision of this Agreement may be amended, modified or waived by the parties hereto if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the parties hereto, and in the case of a waiver, by the party against whom the waiver is to be effective.

     (d) Specific Performance; Injunctive Relief. The parties hereto acknowledge that Hammond shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of the Stockholders set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Hammond upon any such violation, Hammond shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Hammond at law or in equity without the necessity of proving the inadequacy of money damages as a remedy.

     (e) Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement to any party hereunder shall be in writing and deemed given upon (a) personal delivery,
(b) transmitter's confirmation of a receipt of a facsimile transmission, (c) confirmed delivery by a standard overnight carrier or when delivered by hand or
(d) when mailed in the United States by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address for a party as shall be specified by notice given hereunder):

     If to Hammond:                 Hammond I, Inc.
                                    905 Clint Moore Road
                                    Boca Raton, FL 33487
                                    Attention:  Robert A. Hammond, Jr.
                                    Facsimile No.: (561) 953-0787

     With a copy to:
                                    Adorno & Yoss, P.A.
                                    Suite 1700
                                    350 East Las Olas Boulevard
                                    Fort Lauderdale, FL 33301
                                    Attention: Joel D. Mayersohn, Esq.
                                    Facsimile No.: (954) 766-7800

     If to the Stockholders: To the address for notice set forth on the signature page hereof.
     With copies to:             David C. Adams
                                 Bartel Eng & Schroder
                                 300 Capitol Mall, Suite 1100
                                 Sacramento, California 95814
                                 Facsimile No.: (916) 442-3442

     (f) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters, including, but not limited to, matters of validity, construction, effect, performance and remedies.

     (g) Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements or understandings, both written and oral, between the parties or any of them with respect to the subject matter hereof.

     (h) Effect of Headings. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties hereto and shall not in any way affect the meaning or interpretation of this Agreement.

     (i)   Counterparts.   This  Agreement  may  be  signed  in  any  number  of
counterparts, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     The foregoing Agreement is hereby executed as of the date first above written.

                                        "HAMMOND"

                                        HAMMOND I, INC.,
                                        a Florida corporation


                                        By:/s/Robert A.Hammond Jr.
                                           -----------------------
                                        Name: Robert A. Hammond Jr.
                                             ----------------------
                                        Title:President
                                              ---------


                                        "STOCKHOLDERS"

                                        ATLAS II, L.P.,
                                        a New York Limited Partnership


                                        By:/s/ Richard Jacinto, II
                                           -----------------------
                                        Name:Richard Jacinto, II
                                             -------------------
                                        Title: General Partner
                                              ----------------

                                        Voting Power Over:
                                        ------------------
                                           866,800 shares of Company Common
                                           Stock
                                           0 shares of Company Common Stock
                                           issuable upon exercise of options

                                        MARATHON PARTNERS, L.P.,
                                        a New York Limited Partnership


                                        By:/s/ Mario Cibelli
                                           -----------------
                                        Name: Mario Cibelli
                                             --------------
                                        Title: General Partner
                                              ----------------

                                        Voting Power Over:
                                        ------------------
                                           504,400 shares of Company Common
                                           Stock
                                           0 shares of Company Common Stock
                                           issuable upon exercise of options
                                           100,800 held on behalf of clients'
                                           managed accounts